the BRIDGE®
ECO-VILLAGE

Partnered with:

2020 ENGINEERING | AQUACARE | ecoponex | WESTGATE design works

WORK
Coworking at the Bridge

EAT
Gaia Gardens at the Bridge

LIVE
Living at the Bridge

LEARN
Sustainability Research & Development

PLAY
The Bridge Entertainment

William Penn High School, Harrisburg, PA

Built: 1923 - Vacated: 2008 - Redeveloped: 2020


CAFE & RESTAURANT
SHOP & MAKER SPACE
PROCESSING
OFFICE & COWORKING
OFFICE & COWORKING
FITNESS CENTER
GROCERY
MUSIC STUDIO & AUDITORIUM
COVERED COURTYARDS
SHOP & MAKER SPACE
HOUSING UNITS


AQUACULTURE
Barramundi
(Sea Bass)
VERTICAL TRAYS
Duckweed
Spirulina
VINING CROPS
Tomatoes
Peppers
Cucumbers
Green Beans
GAIA GARDENS


Sustainable Design:
Net Zero Water
Net Zero Energy

'The BRIDGE' exists *to span the tide*.

The tide that exists between; the rich and the poor, the informed and the untaught, the entrepreneur and the everyday citizen. The Bridge has no bounds, only those put on by the users. We focus on cooperation, collaboration and community in everything we do. From the way we build to the way we...

WORK - EAT - LIVE - LEARN - PLAY









